Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios	2010	2009	2008	2007	2006
Fixed charges:
Interest expense including
amortization of debt discount	$602	$600	$511	$482	$477
Portion of rentals representing an interest factor	136	155	226	237	243
Total fixed charges	$738	$755	$737	$719	$720
Earnings available for fixed charges:
Net income	$2,780	$1,890	$2,335	$1,848	$1,598
Equity earnings net of distributions	(44)	(42)	(53)	(69)	(59)
Income taxes	1,653	1,084	1,316	1,150	914
Fixed charges	738	755	737	719	720
Earnings available for fixed charges	$5,127	$3,687	$4,335	$3,648	$3,173
Ratio of earnings to fixed charges	6.9	4.9	5.9	5.1	4.4